UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

OhmniLabs, Inc.

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  June 19, 2015

Physical Address of Issuer:

2367 Bering Drive, San Jose, CA 95131, United States

Website of Issuer:

https://ohmnilabs.com/

Current Number of Employees:

36

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$2,266,996	$2,546,116
Cash & Cash Equivalents	$367,198	$1,147,675
Accounts Receivable	$294,928	$59,250
Current Liabilities	$3,343,257	$205,247
Long-term Debt	$15,065,835	$13,541,944
Revenues/Sales	$1,503,978	$3,203,085
Cost of Goods Sold*	$1,312,700	$1,557,806
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(4,988,841)	$(3,054,231)

*Cost of Revenues

<p style="text-align: center;">Table of Contents</p>

<p style="text-align:center">**May 1, 2023**</p>

<p style="text-align:center">**OhmniLabs, Inc.**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by OhmniLabs, Inc. ("**Ohmni Labs,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://ohmnilabs.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

<p style="text-align:center">The date of this Form C-AR is May 1, 2023.</p>

<p style="text-align:center">*THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.*</p>

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Thuc Vu
_____
(Signature)

Thuc Vu
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Thuc Vu
_____
(Signature)

Thuc Vu
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

/s/ Jared Go
_____
(Signature)

Jared Go
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2023

OhmniLabs, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

OhmniLabs, Inc. is a Silicon Valley-based robotics company that produces service robots at scale. Founded in 2015, the Company has over 4,000 robots deployed worldwide in 50 countries. The Company has made a name for itself by creating a unique, on-demand robot manufacturing model that allows it to design, engineer and manufacture custom robots based on customer needs at unrivaled speed. All robots are produced in the USA using proprietary 3D printing processes and the Company boasts a vast portfolio of modular accessories that unlock a world of possibilities. The Company's robots are used daily by businesses, medical professionals, schools, and major sports teams around the world.

The Company was formed in Delaware and is headquartered and qualified to conduct business in California. The Company sells its products throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet a portion of our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our pending patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information

on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and

procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

OhmniLabs, Inc. is a Silicon Valley-based robotics company that produces service robots at scale. Founded in 2015, the Company has over 4,000 robots deployed worldwide in 50 countries. The Company has made a name for itself by creating a unique, on-demand robot manufacturing model that allows it to design, engineer and manufacture custom robots based on customer needs at unrivaled speed. All robots are produced in the USA using proprietary 3D printing processes and the Company boasts a vast portfolio of modular accessories that unlock a world of possibilities. The Company's robots are used daily by businesses, medical professionals, schools, and major sports teams around the world.

The Company was formed in Delaware and is headquartered and qualified to conduct business in California. The Company sells its products throughout the United States and internationally.

Business Plan

The Company has two flagship products. The first one is an award-winning and affordable telepresence robot that allows users to move independently through remote spaces, giving them the feeling of an in-person physical presence, and have natural and spontaneous conversations just like they are there in person. The second one is one of the world's lightest, most efficient autonomous UV-C disinfection robots that delivers medical-grade disinfection and nearly zero downtime for hospitals, schools, hotels, and commercial cleaning environments. Weighing just 59 pounds, OhmniClean is ideal for use in hospitals, schools, hotels, and other environments that require deep cleaning in high-touch, hard-to-reach places.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ohmni Telepresence Robot	Zoom-on-Wheel	Business-to-business (B2B) markets with Business, Education and Healthcare verticals
OhmniClean	Autonomous UV-C Disinfection Robot	Healthcare industry

Competition

Healthcare facilities are struggling to keep up with higher demands for disinfection using labor-intensive manual devices. Many sites were already doing 100-200 disinfections/day before the pandemic; the number has increased significantly. As a result, manual disinfection with chemical agents is no longer a viable option due to rising labor costs and labor shortages. Plus, manual methods leave messy chemical residue and miss up to 50% of surfaces. The results are inconsistent and unreliable. Existing UV solutions are mostly manual and they act like lamps on wheels. With poor design from 5+ years ago, most are heavy (300+ lbs), bulky, difficult to operate, and expensive – costing up to $250,000/unit. Our UV-disinfection robot, OhmniClean, addresses all of these shortcomings with features designed to cut costs while improving the health and safety of patients and staff. Some notable UV-Solution competitors include Xenex, TrueD, UVD and Surfacide.

For telepresence robots, our competitors are Double Robotics, GoBe. We have a much better product at a lower price point, and much better customer support and service. Our robots are also enterprise-ready (with security/privacy audits) while the competitors are not.

Customer Base

The primary customer market for the Company are enterprises in the U.S.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97074121	"OHMNILABS"	Standard Character Mark	October 14, 2021	Pending	USA
6,005,142	"OHMNI"	Standard Character Mark	December 4, 2018	March 10, 2020	USA
97152320	"OHMNICLEAN"	Standard Character Mark	December 2, 2021	Pending	USA
17/214,364	"VISION-BASED OBSTACLE DETECTION FOR AUTONOMOUS MOBILE ROBOTS"	Patent	March 26, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Thuc Vu	CEO, Co-Founder and Director	CEO and Co-Founder of OhmniLabs, Inc., 2015 – Present Responsible for corporate strategy, operations, and general CEO responsibilities	Stanford University, PhD, Computer Science, 2010; Carnegie Mellon University, B.S., Computer Science, 2004
Jared Go	CTO, Co-Founder and Director	CTO and Co-Founder of OhmniLabs, Inc., 2015 – Present Responsible for technology strategy and technology matters, along with evaluating and implementing infrastructure	Stanford University, PhD Candidate, Computer Science, 2005 – 2006; Carnegie Mellon University, B.S., Computer Science, 2005
Tingxi Tan	CPO and Co-Founder	CPO and Co-Founder of OhmniLabs, Inc., 2015 – Present Responsible for product strategy, product design, launch and development	University of Calgary, M.S., Computer Science, 2009; Western University, B.S., Applied Math, 2004
Tra Vu	COO	COO of OhmniLabs, Inc., 2018 – Present Responsible for business operations	The Polytechnic Institute of New York University, PhD, Transportation and Highway Engineering, 2011; The Polytechnic Institute of New York University, M. Eng., Transportation

			and Highway Engineering, 2009; New York University-Polytechnic School of Engineering, B.Eng., Civil Engineering, 2007
Orit Buzin	Director of Marketing	Director of Marketing of OhmniLabs, Inc., 2022 – Present Responsible for creating overall Company marketing strategy, overseeing advertising and promotion efforts and analyzing market research data Senior Director of Marketing at retrain.ai, 2021 - 2021 Responsible for leading the company's B2B marketing efforts, including lead nurturing, marketing automation, digital marketing, content strategy and website optimization. Marketing Director at U-tron Fully Automated Parking Solutions, 2018 – 2021 Responsible for setting up the company's marketing framework and executing various marketing strategies.	Tel Aviv University, MBA, Marketing, 2000 Tel Aviv University, B.A., Economics and Business, 1994
Charles "Rick" Mazzei	Sales Director	Sales Director of OhmniLabs, Inc., 2023 – Present Responsible for leading the Company's sales efforts, developing sales strategies and analyzing sales data to drive revenue growth Founder of MAZE2WIN Sales Consulting LLC, 2021 – 2022 Provided sales and marketing consulting services Vice President, Commercial Operations at Avadim Health, Inc., 2017 – 2021	Westminster College, B.A., English, Writing Concentration, 1983

		Responsible for collaborating cross-organizationally to direct all commercial operations for the company.	

Biographical Information

Thuc Vu: Thuc is the CEO, Co-Founder and Director of the Company. He is a serial entrepreneur with two previous exits. Thuc possesses deep technical capabilities and strong business connections across Asia. Thuc holds a PhD from Stanford in Computer Science.

Jared Go: Jared is the CTO, Co-Founder and Director of the Company. He is an inventor and world-class technical expert in the fields of Robotics, Software, Artificial Intelligence and Mechanical Engineering. Jared has been awarded over 6 patents for his work. He is a former PhD candidate and Stanford Graduate Fellow.

Tingxi Tan: Tingxi is the CPO and Co-Founder of the Company. He is an expert in building, deploying and running large scale cloud systems and running distributed engineering teams. Previously, Tingxi served as a Weapons Systems Officer for the Singapore Armed Forces where he learned extensive leadership skills.

Tra Vu: Tra is the COO of the Company. He is a New York University Adjunct Professor with over 7+ years experience managing New York City mega transit signal priority projects. Tra has expertise in running operations and finance. He possesses a PhD in Engineering.

Orit Buzin: Orit is the Marketing Director at the Company. She is a data-driven marketer, professionally conducting communications, branding and lead-generation campaigns. Orit brings over 20 years of digital marketing experience at McCann advertising agency and various start-ups. She holds a B.A. in Economics and an MBA.

Charles "Rick" Mazzei: Rick is the Sales Director for the Company. For over 25 years, he has built and led teams in the Life Sciences industry with companies ranging from start-ups to those generating $22 billion in annual revenue. Rick has sold, managed or operationalized more than 75 FDA-approved products across 20 therapeutic areas, including the launch of 21 brands.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the Company has established the 2017 Equity Incentive Plan for which 962,260 shares of Common Stock are authorized for issuance thereunder, and the 2019 Equity Incentive Plan for which 50,923 shares of Common Stock are authorized for issuance thereunder. As of the date of this Form C-AR, 4,604,346 shares of Common Stock are issued and outstanding, of which 604,346 shares of Common Stock were issued under either the 2017 Equity Incentive Plan or the 2019 Equity Incentive Plan. Additionally, the Company has 408,577 shares of Common Stock available for issuance under the 2017 Equity Incentive Plan and 260 shares of Common Stock available for issuance under the 2019 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,604,346
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,181,944
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; 15% Discount Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$650,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000; 15% Discount Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$5,350,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000; 15% Discount Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$2,150,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000; 15% Discount Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$4,820,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $40,000,000; 15% Discount Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $45,000,000; 15% Discount Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type of security	Convertible Note
Principal Amount Outstanding	$1,000,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $30,000,000; 15% Discount Rate
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$366,454*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $44,000,000**
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Estimated figure subject to receipt of investor documentation and Company acceptance. Includes $7,185 in Crowd SAFEs to be issued to the intermediary.
**For amounts raised exceeding $300,000, the valuation cap is $55,000,000.

Outstanding Debt

The Company has the following debt outstanding:

Type	Loan Agreement with Third Party Individual
Principal Amount Outstanding	$250,000
Interest Rate and Amortization Schedule	12% No monthly payments; Loan amount due at Maturity Date
Description of Collateral	Unsecured
Maturity Date	November 1, 2023

Type	Loan Agreement with Company CEO and Co-Founder
Principal Amount Outstanding	$1,000,000
Interest Rate and Amortization Schedule	10% No monthly payments; Loan amount due at Maturity Date
Description of Collateral	Unsecured
Maturity Date	October 27, 2023

Type	Second Loan Agreement with Company CEO and Co-Founder
Principal Amount Outstanding	$750,000
Interest Rate and Amortization Schedule	12% No monthly payments; Loan amount due at Maturity Date
Description of Collateral	Unsecured
Maturity Date	June 8, 2023

Type	Additional Loan Agreement with Company CEO and Co-Founder
Principal Amount Outstanding	$250,000
Interest Rate and Amortization Schedule	0% No monthly payments; Loan amount due at Maturity Date
Description of Collateral	Unsecured
Maturity Date	None

Type	Promissory Note with Toppan*
Principal Amount Outstanding	$1,150,870
Interest Rate and Amortization Schedule	0.97% Monthly payments of $38,000
Description of Collateral	Unsecured
Maturity Date	Due upon the earlier of: (i) the closing of a financing in which the Company receives proceeds of at least $1,150,870; (ii) March 18, 2025; or (iii) a Change of Control

*Reflects the restructuring of a convertible note into a promissory note in March 2022.

Type	SBA EIDL Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest, of $731 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	September 22, 2050

Type	Loan Agreement with Third Party Individual
Principal Amount Outstanding	$250,000
Interest Rate and Amortization Schedule	12% No monthly payments; Loan amount due at Maturity Date
Description of Collateral	Unsecured
Maturity Date	November 1, 2023

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$1,000,000	1	Research & Development and General Working Capital	December 15, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$2,150,000	4	Research & Development and General Working Capital	September 15, 2020; September 28, 2020; October 15, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$4,820,000	14	Research & Development and General Working Capital	October 25, 2021; December 3, 2021; January 11, 2022; March 23, 2022; March 28, 2022; May 6, 2022; May 8, 2022; May 27, 2022; July 6, 2022; July 20, 2022; September 19, 2022; March 30, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$100,000	1	Research & Development and General Working Capital	March 1, 2022	Section 4(a)(2)
Restricted Common Stock under the 2017 Equity Incentive Plan	550,607*	40	N/A	January 15, 2020 January 26, 2020 March 4, 2022 April 15, 2022 June 24, 2022 November 4, 2022	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$366,454*	220	Product Development and General Working Capital	April 29, 2023	Reg. CF

*250 shares were repurchased in 2021.
** Estimated figure subject to receipt of investor documentation and Company acceptance. Includes $7,185 in Crowd SAFEs to be issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Thuc Vu	1,800,001 shares of Common Stock	39.09%
Jared Go	1,800,001 shares of Common Stock	39.09%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $446,825 in cash and cash equivalents, leaving the Company with 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2023, the Company completed an offering pursuant to Regulation CF and raised approximately $359,269.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On April 27, 2022, Thuc Vu, the Company's CEO and Co-Founder, entered into a Loan Agreement with the Company whereby he loaned $1,000,000 to the Company. The Loan Agreement provides for a 10% interest rate, no monthly payments and has a maturity date of April 27, 2023. See the section titled "*Outstanding Debt*" for more information regarding this loan.

(b) On December 8, 2022, Thuc Vu, the Company's CEO and Co-Founder, entered into a Second Loan Agreement with the Company whereby he loaned $750,000 to the Company. The Second Loan Agreement provides for a 12% interest rate, no monthly payments and has a maturity date of June 8, 2023. See the section titled "*Outstanding Debt*" for more information regarding this loan.

(c) On April 6, 2023 ($100,000) and April 20, 2023 ($150,000), Thuc Vu, the Company's CEO and Co-Founder, entered into an informal non-documented loan agreement with the Company whereby he loaned an aggregate of $250,000 to the Company. This loan agreement does not provide for any interest or monthly payments and does not have a maturity date. See the section titled "*Outstanding Debt*" for more information regarding this loan.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 1, 2023

OhmniLabs, Inc.



OhmniLabs, Inc.

Tax-Basis Balance Sheets

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Brex Cash	47,124.28	227,636.92
Cash, Cryptocurrencies (see Note)	181,800.00	181,800.00
FR checking	134,889.95	734,854.41
WF checking	3,384.03	3,384.03
Total Bank Accounts	**$367,198.26**	**$1,147,675.36**
Accounts Receivable		
Accounts Receivable	294,928.29	59,250.23
Total Accounts Receivable	**$294,928.29**	**$59,250.23**
Other Current Assets		
Due from Shareholder	30,000.00	30,000.00
Inventory	1,484,974.00	1,227,000.00
Other Receivables	38,262.29	13,749.67
Prepaid Expenses	0.00	4,000.00
Total Other Current Assets	**$1,553,236.29**	**$1,274,749.67**
Total Current Assets	**$2,215,362.84**	**$2,481,675.26**
Fixed Assets		
Accumulated Depreciation	-864,555.84	-836,942.12
Equipment	787,189.19	772,822.93
Furniture & Fixtures	11,980.56	11,540.46
Leasehold Improvements	73,700.00	73,700.00
Total Fixed Assets	**$8,313.91**	**$21,121.27**
Other Assets		
Intellectual Property	30,000.00	30,000.00
Security Deposit	13,320.00	13,320.00
Total Other Assets	**$43,320.00**	**$43,320.00**
TOTAL ASSETS	**$2,266,996.75**	**$2,546,116.53**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Brex Credit Card	19,864.49	14,483.77
WF-Jared	23.98	23.98
Total Credit Cards	**$19,888.47**	**$14,507.75**
Other Current Liabilities		
Accrued Expense	70,491.07	60,554.33
Accrued Interest Payable	164,920.26	138,371.43
Current portion of long-term debt	1,448,222.76	
Due to 401(k) Plan	7,631.64	5,390.04

OhmniLabs, Inc.

Tax-Basis Balance Sheets

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Note Payable, Shareholder	1,400,000.00	
Notes Payable, Short-Term	250,000.00	0.00
Sales Tax Payable	1,991.45	1,111.20
Total Other Current Liabilities	**$3,343,257.18**	**$205,427.00**
Total Current Liabilities	**$3,363,145.65**	**$219,934.75**
Long-Term Liabilities		
Less current portion	-1,448,222.76	
Notes Payable	1,157,113.53	1,210,000.00
Notes Payable, Convertible	1,000,000.00	1,000,000.00
SAFE Obligations	14,356,944.44	11,331,944.44
Total Long-Term Liabilities	**$15,065,835.21**	**$13,541,944.44**
Total Liabilities	**$18,428,980.86**	**$13,761,879.19**
Equity		
Additional Paid-In Capital	162,855.62	162,855.62
Common Stock	43,082.84	426.12
Retained Earnings	-11,378,051.07	-8,323,819.59
Subscriptions Receivable	-901.23	-901.23
Treasury Stock	-128.35	-92.10
Net Income	-4,988,841.92	-3,054,231.48
Total Equity	**$ -16,161,984.11**	**$ -11,215,762.66**
TOTAL LIABILITIES AND EQUITY	**$2,266,996.75**	**$2,546,116.53**

Note

No assurance is provided on these financial statements.

Substantially all disclosures ordinarily included in financial statements prepared in accordance with the tax basis of accounting are not included.

Cryptocurrencies are stated at cost. Fair market value as of December 31, 2022 was $643,862.26.

Prior period amounts have been restated to accrue interest on notes payable.

OhmniLabs, Inc.

Tax-Basis Statements of Income (Loss)

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
Discounts Given	-69.23	
Refunds-Allowances	-7,872.93	-16,628.02
Sales - MRP		74,387.94
Sales - OhmniClean	469,394.18	1,214,390.00
Sales - OTS	996,783.52	1,832,370.90
Shipping Income	45,742.87	98,564.76
Total Income	**$1,503,978.41**	**$3,203,085.58**
Cost of Goods Sold		
Cost of Sales - MRP		29,755.17
Cost of Sales - OhmniClean	346,935.06	506,000.00
Cost of Sales - OTS	797,199.16	850,492.54
Shipping and delivery expense	168,565.86	171,558.58
Total Cost of Goods Sold	**$1,312,700.08**	**$1,557,806.29**
GROSS PROFIT	**$191,278.33**	**$1,645,279.29**
Expenses		
Advertising & Marketing	168,731.93	136,822.71
Bank Charges	192.87	1,009.98
Commissions & fees	19,176.12	16,299.91
Conferences & Education	18,216.89	1,134.87
Consultants	8,181.95	119,495.50
Corporate Taxes	3,250.00	800.00
COVID-19 Costs	14,553.71	19,887.96
Dues & Subscriptions	23,934.33	21,548.88
Employee Benefits	127,299.24	100,113.60
Insurance	16,956.24	8,262.34
Insurance - Liability	6,931.77	5,996.09
Interest Expense	128,590.38	88,926.53
Legal & Professional Fees	51,174.96	163,065.98
Meals and Entertainment	109,481.78	86,891.44
Miscellaneous	18,266.04	12,075.22
Office Expenses	33,472.78	36,907.37
Parking & Local Transportation	15,234.75	11,241.65
Payroll Fee	22,968.17	43,828.55
Payroll Taxes	234,071.27	140,804.57
PR	38,275.00	104,660.00
Promotional	15,798.45	4,652.93
R&D Labor	214,087.50	166,197.00
R&D Materials	245,065.57	143,063.48
Rent or Lease	218,690.78	269,396.16
Salaries and Wages	2,170,168.48	1,251,226.35
Sales and Use Taxes	81.39	

OhmniLabs, Inc.

Tax-Basis Statements of Income (Loss)

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Software and digital services	176,714.88	131,232.42
Subcontractors	824,503.61	1,320,338.93
Taxes & Licenses	2,647.27	6,038.86
Tradeshows & Events	15,490.71	2,044.86
Travel	157,510.42	65,081.79
Utilities	65,226.71	53,752.90
Video Production	6,650.00	800.00
Total Expenses	**$5,171,595.95**	**$4,533,598.83**
NET OPERATING INCOME	$ -4,980,317.62	$ -2,888,319.54
Other Income		
Interest Earned	3,320.92	44.93
Other Income	15,768.50	25,561.81
Total Other Income	**$19,089.42**	**$25,606.74**
Other Expenses		
Depreciation	27,613.72	191,518.68
Total Other Expenses	**$27,613.72**	**$191,518.68**
NET OTHER INCOME	$ -8,524.30	$ -165,911.94
NET INCOME	$ -4,988,841.92	$ -3,054,231.48

Note
No assurance is provided on these financial statements.
Substantially all disclosures ordinarily included in financial statements prepared in accordance with the tax basis of accounting are not included.
Prior period amounts have been restated to accrue interest on notes payable.

OhmniLabs, Inc.

Cash-Basis Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,988,841.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-235,678.06
Inventory	-257,974.00
Other Receivables	-24,512.62
Prepaid Expenses	4,000.00
Accumulated Depreciation	27,613.72
Accounts Payable	0.00
Brex Credit Card	5,380.72
WF-Jared	0.00
Accrued Expense	9,936.74
Accrued Interest Payable:Accrued Interest, Linh Nguyen	5,000.00
Accrued Interest Payable:Accrued Interest, SBA	2,701.00
Accrued Interest Payable:Accrued Interest, SCB	39,999.98
Accrued Interest Payable:Accrued Interest, Shareholder	68,333.30
Accrued Interest Payable:Accrued Interest, Toppan	-89,485.45
Current portion of long-term debt	1,448,222.76
Due to 401(k) Plan	2,241.60
Note Payable, Shareholder	1,400,000.00
Notes Payable, Short-Term:Hash Outliers	0.00
Notes Payable, Short-Term:Linh Nguyen	250,000.00
Sales Tax Payable	880.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,656,659.94**
Net cash provided by operating activities	**$ -2,332,181.98**
INVESTING ACTIVITIES	
Equipment	-14,366.26
Furniture & Fixtures	-440.10
Net cash provided by investing activities	**$ -14,806.36**
FINANCING ACTIVITIES	
Less current portion	-1,448,222.76
Notes Payable:Notes Payable, Toppan	-52,886.47
SAFE Obligations	3,025,000.00
Common Stock	42,656.72
Treasury Stock	-36.25
Net cash provided by financing activities	**$1,566,511.24**
NET CASH INCREASE FOR PERIOD	**$ -780,477.10**
Cash at beginning of period	1,147,675.36
CASH AT END OF PERIOD	**$367,198.26**

Note

No assurance is provided on these financial statements.

Substantially all disclosures ordinarily included in financial statements prepared in accordance with the tax basis of accounting are not

included.
Prior period amounts have been restated to accrue interest on notes payable.